Grand Teton Vodka, Inc.



ANNUAL REPORT

1755 Scenic ID-33

Driggs, ID 83422

(208) 354-7263

https://www.tetondistillery.com/

This Annual Report is dated May 6, 2025.

BUSINESS

Grand Teton Distillery is a craft distillery that has brought more than 12 products to market and several sizes of the different products. The hallmark product is Grand Teton Potato Vodka, which has won the highest awards in the spirits industry consistently for 8 years. The company also has Huckleberry and Cherry vodkas, and Born & Bred Vodka, which we made for the actor/owner Channing Tatum and has won a Gold Medal. All medals and the years won are listed below.

We also have two bourbons and two whiskeys to market. Colter's Run Straight Bourbon won the 2015 Double Gold in the WSWA competition, and Catamount Straight Bourbon got 92 points from Wine Enthusiast Magazine in 2018. In October 2020, we released our first "grain to glass" Malt Whiskey, which is aged a minimum of 4 years in award-winning Colter's Run bourbon barrels and then finished in Jackson Hole Winery red wine barrels.

Although primarily a regional company with 50% of sales in the Northwest, the product has been sold in 23 states, Ontario, Canada, and the United Kingdom. The company, through its western heritage and family ownership, along with its partnership with actor/owner Channing Tatum, has an approachable inclusive narrative and a pledge to continue to make the highest quality spirits at reasonable prices.

Previous Offerings

Grand Teton Distillery is a craft distillery that has brought more than 12 products to market and several sizes of the different products. The hallmark product is Grand Teton Potato Vodka, which has won the highest awards in the spirits industry consistently for 8 years. The company also has Huckleberry and Cherry vodkas, and Born & Bred Vodka, which we made for the actor/owner Channing Tatum and has won a Gold Medal. All medals and the years won are listed below.

We also have two bourbons and two whiskeys to market. Colter's Run Straight Bourbon won the 2015 Double Gold in the WSWA competition, and Catamount Straight Bourbon got 92 points from Wine Enthusiast Magazine in 2018. In October 2020, we released our first "grain to glass" Malt Whiskey, which is aged a minimum of 4 years in award-winning Colter's Run bourbon barrels and then finished in Jackson Hole Winery red wine barrels.

Although primarily a regional company with 50% of sales in the Northwest, the product has been sold in 23 states, Ontario, Canada, and the United Kingdom. The company, through its western heritage and family ownership, along with its partnership with actor/owner Channing Tatum, has an approachable inclusive narrative and a pledge to continue to make the highest quality spirits at reasonable prices.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

A distillery is an equipment intensive manufacturing company. It takes $200,000 to $1.5 million to start a distillery and the early years require additional investments of funding for equipment, inventory, raw products, federal taxes and working capital. Spirits are taxed by the federal government as they leave the distillery, yet wholesalers pay on a 30 to 90 day schedule meaning growth must be financed due to the delay in reimbursement and paying of invoices. According to a recent article in Forbes (October 26, 2018 by Fred Minnick) on starting a distillery, they estimate it takes 2 years to get open and 10 years to become profitable. Grand Teton Distillery got open in just 10 months and is starting the 9th year. The first year, just 5 months of operation, gross revenue was $186,000. The second year's gross revenues were $385,000. The company converted from regular QuickBooks to QuickBooks Pro Manufacturing Module in Sept 2014 and all data hence is based on that data. 2014 showed growth; however, 2015 was lower due to the onboarding of the Born and Bred line and significant delays in design and production of the brand versus outlays in anticipation of the sales and promotion due to the celebrity. 2016 through 2019 were flat but in the area of $1 million of revenue per year. Total historical revenue from inception in 2012 to November 2020, the company has gross revenues of just over $9 million. The accumulated loss over the nine years is $186,000; (per internal accounting data and as reported by the Company's CPA); however, this year, 2020, the company is showing a $300,000 profit year to date November 2020 based on internal accounting and will be profitable. This is a net profit of 30% based on year to date revenue and because 4th quarter is always our best quarter, the profit may be higher by years-end. Thus, our performance appears to be on par or slightly better than projections for the industry. Reasons for the profitability in 2020 are reductions in staff in late 2019, the lower FET on our products, and new sales of distillery equipment. These profits overcame the slight decline in revenue for spirits due to the pandemic.

Historical results and cash flows:

Federal excise tax on spirits (FET) is the second largest expense for a distillery; the other being personnel; both in the past and will be in future. In the past, revenue has mostly covered costs with small deficits in working capital from time to time; usually in the range of only $20,000 to $40,000. These were covered with loans from primary shareholder, Lea Beckett, as 10 Year balloon notes to prevent repayment from hampering future production until the company could achieve permanent profitability. In 2017 HR-1 was passed which lowered the FET from $13.50 a proof gallon to $2.70 a proof gallon for the first 100,000 proof gallons. This decrease in FET has greatly helped the company become profitable. This decrease in tax on spirits was to help American small business and for parity to the decrease allowed the wine industry. The decrease expires at the end of 2020 unless extended or made permanent by Congress. It is expected that it will be extended; however, if not, it could impair future profitability. If the FET lowered tax is extended, the company expects to continue to be profitable in coming years as it grows. The pandemic in March 2020 provided another source of revenue for the company as it began to get requests for production of hand sanitizers and bulk alcohol for cleaning. The company sold bulk alcohol to the USPS in Salt Lake City, to hospitals in Boise, ID, to a chain of grocers and other businesses. These requests continue and will continue so long as there is concern about the pandemic. The company plans an expansion in 2021, which will greatly expand production facility and allow the company to offer expand these offerings as well as its core spirits businesses and expansion of whiskey production and spirits in aging. Permanent profitability or neutral on a cash flow/working capital basis for distilleries is estimated by consultants and by industry standards to be the sale of 12,000 (9L) cases per year. This is an average and a company with no or very low debt to revenue can achieve it with less. Therefore, in future, with the above parameters, it is expected that the Company has achieved this parity at this time and can continue profitability if there is continued lowered FET.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $79,347.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Bank of Idaho
Amount Owed: $628,012.38
Interest Rate: 5.26%
Maturity Date: March 15, 2037
This was to purchase land from William and Linda Beckett. The Company now owns the land the distillery sits on. This was deemed necessary by the Board for future acquisition goals of the Company and the rate was favorable and before all the rate hikes.

Creditor: SBA EDIL
Amount Owed: $540,857.90
Interest Rate: 3.7%
Maturity Date: February, 2052
This was a disaster relief loan SBA offered. The company took it, as it had a favorable rate, before all the rate hikes, and will allow us to complete our expansion.

Creditor: Linda (Lea) Beckett
Amount Owed: $86,242.00
Interest Rate: 0.0%
This is for past debt on the land lease that was never paid out by the company to the owners of the land at the time, Linda and William Beckett. There was a land lease for the property on which the Distillery plant and all its assets sits. The Distillery occupies only a small percentage of the 3.5 total acres of the site which is approximately 30% of the total site. William and Linda Beckett, the founders of the Company sold the land to the Company in 2022. The land lease was immortalized in a written land lease for 15 years at $2,100 per month. The lease terms designate that rental was forgiven for the first 24 months of the contract. Land lease has not been paid for the full term of the lease when funds were not freely available and are carried forward as owing. The company only started paying the $2100 per month in 2020.

Creditor: Linda (Lea) Beckett and William Beckett
Amount Owed: $17,759.12
Interest Rate: 0.0%
Loan from Shareholders for business operations.

Creditor: Adopt-a-Barrel Program
Amount Owed: $238,030.75
Interest Rate: 7-10%
This is for the company's Adopt-a-Barrel Program. They will paid be out over a period 12-48 months.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Lea Beckett
Lea Beckett's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO
Dates of Service: September, 2011 - Present
Responsibilities: Organized and started the company. Wrote the business plan and its updates. Oversees regulatory compliance and investor/shareholder relations. Works with other officers and board members on long-term strategic planning, financial stability, product lines, marketing and distribution. Lea Beckett takes no salary at this time but receives stock options each year. Options have varied, ranging from just 2,000 shares to 20,000 shares in a year.

Position: Chairman of the Board of Directors
Dates of Service: September, 2011 - Present
Responsibilities: Call Board Meetings, set the agenda and preside over meetings. Board members receive no salary but receive stock options. Options have varied from 1,000 to 3,000 shares per year.

Name: Andrew Boczar
Andrew Boczar's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Vice President of Strategic Planning
Dates of Service: December, 2015 - Present
Responsibilities: Long term strategic planning and management consulting. Management of the web site, database, and social media platforms. Andrew Boczar receives $36,000 per year for consulting and management. In addition, Andrew receives annual stock options which have varied from 1,000 shares per year to 10,000 shares per year.

Position: Member of the Board
Dates of Service: July, 2018 - Present
Responsibilities: Attend Board meetings, vote on issues before the Board. Members of the Board receive annual stock options, which range from 1,000 to 3,000 shares.

Name: John Boczar
John Boczar's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Head Distiller
Dates of Service: March, 2012 - Present
Responsibilities: Manage the production facility, deciding on products, maintaining quality control of products, the supply chain, and inventory. Supervising and training distillery employees. John Boczar receives a salary of $70,700 per year. He also receives stock options every year which range from 5,000 shares to 10,000 shares per year.

Position: Member of the Board
Dates of Service: July, 2012 - Present
Responsibilities: Attend Board meetings and vote on issues before the Board. Board members receive annual stock options, which range from 1,000 to 3,000 shares per year.

Name: Drusilla Lawton
Drusilla Lawton's current primary role is with RR Associates, LLC. Drusilla Lawton currently services 10 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: July, 2019 - Present
Responsibilities: Advisory. Attend Board meetings and vote on issues before the Board. Board members receive stock options on an annual basis. This is Drusilla Lawton's first year on the Board and she received 3,000 stock option shares.

Other business experience in the past three years:
Employer: RR Associates, LLC
Title: Portfolio Manager
Dates of Service: January, 2012 - Present
Responsibilities: Portfolio Manager

Name: John Bell
John Bell's current primary role is with TrueScripts. John Bell currently services 40 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: July, 2019 - Present
Responsibilities: Advisory - Attend Board meetings and vote on issues before the Board. Board members receive annual stock options. This is John Bell's first year on the Board and he received 3,000 stock options.

Other business experience in the past three years:
Employer: TrueScripts
Title: Partner/Chief People Officer
Dates of Service: January, 2014 - Present
Responsibilities: Chief People Officer

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class B Common Stock
Stockholder Name: Linda Beckett
Amount and nature of Beneficial ownership: 582,000
Percent of class: 93.3

RELATED PARTY TRANSACTIONS

Name of Entity: Lea Beckett
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Lea Beckett has provided working capital and inventory loans to the company over several years. The total amount has been variable.
Material Terms: The loans are recorded in multiple short term notes , in amounts of 10 to 30 thousand dollars, payable with an interest rate of 5% and balloon at 10 years with variable maturities.

Name of Entity: Linda (Lea) Beckett
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: There is a land lease for the property on which the Distillery plant and all its assets sits. The Distillery occupies only a small percentage of the 3.5 total acres of the site which is approximately 30% of the total site. William and Linda Beckett, the founders of the Company own 100% of the property, free and clear without mortgage.
Material Terms: The land lease is immortalized in a written land lease for 15 years at $2,100 per month. The lease terms designate that rental was forgiven for the first 24 months of the contract. Land lease has not been paid

OUR SECURITIES

Class A Common Stock

The amount of security authorized is 6,000,000 with a total of 2,968,270 outstanding.
Voting Rights
1 vote per share
Material Rights
The total amount outstanding includes 331,000 of shares to be issued pursuant to stock options issued.
The total amount outstanding includes 1,883,000 of shares to be issued pursuant to stock options, reserved but unissued.

Class B Common Stock
The amount of security authorized is 2,500,000 with a total of 892,955 outstanding.
Voting Rights
10 votes per share
Material Rights
The total amount outstanding includes 308,000 of shares to be issued pursuant to stock options issued.
Same equity and dividend participation as Class A Common Stock. However, these shares can only be issued to Founders and inherited by their direct descendants.

Class C Common Stock
The amount of security authorized is 1,000,000 with a total of 142,634 outstanding.
Voting Rights
1 vote per share
Material Rights
Class C shareholders are entitled to receive a right of first refusal. They have a warrant to purchase additional shares up to $500,000 at a price, which is non-dilutional. They also have a "tag-along" right to sell If Lea or William Beckett sell their shares.

Class N Common Stock
The amount of security authorized is 500,000 with a total of 68,018 outstanding.
Voting Rights
There are no voting rights associated with Class N Common Stock.
Material Rights
Same rights as Class A, Class B, and Class C regarding dividends, distribution and equity.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in Grand Teton Vodka, Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class N Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our

product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class N Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Food & Beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class N Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with No Voting Rights The Class N Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on www.tetondistillery.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on www.tetondistillery.com could harm our reputation and materially negatively impact our financial condition and business. Industry Risks The company is primarily reliant on one main type of service, the alcoholic beverage industry and is highly regulated by federal and state authorities and subject to legislation changes by those bodies, over which the company and the industry may have limited control. Adverse legislation could adversely affect the industry. COVID-19 Risk The company was adversely affected in some ways by the pandemic starting in March 2020 but also benefited in other ways. Adversely, the company was ordered to close or restrict access to its gift shop, tasting, and tours and revenue from those venues was down throughout 2020. However, liquor was deemed "essential," and the company was allowed to continue liquor sales in its facility, although initially traffic was down. In the summer season, due to the company's proximity to Yellowstone National Park and that the Park received record numbers of visitors this year (probably due to the restriction of travel to international sites), summer traffic from June through October was higher and sales recovered, despite restriction to number of visitors at one time. Also, the company was solicited by hospitals, businesses and even federal sites to provide bulk alcohol for cleaning and to make hand sanitizers. These are new product lines for the company; are profitable, and these lines are expected to continue for at least another 12 to 18 months but may well taper off after that time.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 6,

2025.

Grand Teton Vodka, Inc.

By /s/ _Linda Beckett_

    Name: <u>Grand Teton Vodka, Inc.</u>

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Grand Teton Distillery

Statement of Cash Flows
January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-10,729.72
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	22,911.08
Fixed Assets:Office Furniture and Equipment	-7,721.04
Accounts Payable	-22,945.08
KeyBank Credit Card x5799	11,435.37
Direct Deposit Liability	0.00
Key Bank LOC	0.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities	-98.97
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,581.36**
Net cash provided by operating activities	**$ -7,148.36**
INVESTING ACTIVITIES	
Fixed Assets:Construction in Progress	-10,948.83
Fixed Assets:Construction in Progress:Planned 10k Sq Ft Expansion	-28,493.50
Fixed Assets:Distillery and Other Equipment	-650.84
Net cash provided by investing activities	**$ -40,093.17**
FINANCING ACTIVITIES	
Adopt A Barrel - Whiskey Pre-Sales	39,115.00
Bank of Idaho Land Loan	-26,382.46
Loans from Shareholders	250.37
SBA Loan	29,453.79
Net cash provided by financing activities	**$42,436.70**
NET CASH INCREASE FOR PERIOD	**$ -4,804.83**
Cash at beginning of period	84,151.75
CASH AT END OF PERIOD	**$79,346.92**

		Preferred Stock		Capital Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
		Shares	Amount	Shares	Amount			
Initial Pre-StartEngine		-	$ -	1,414,804	$ 1,653,176	$ 474,777	$ -	$ 2,127,953.32
Retained Earnings (loss)		-	-	-	-	-	(905,740)	(905,740)
	1-Jan-21	-	$ -	1,414,804	$ 1,653,176	$ 474,777	$ (905,740)	$ 1,222,213
Shares issued for cash		-	-	66,766	$ 332,689.50		-	332,690
Shares issued for services				1,252				
Net income (loss)		-	-	-	-	-	78,933	78,933
	31-Dec-21	-	$ -	1,482,822	$ 1,985,866	$ 474,777	$ (826,807)	$ 1,633,836
Shares issued for debt conversion		-	-	108,666	$ 129,998.00	-	-	129,998
Net income (loss)		-	-	-	-	-	(221,318)	(221,318)
	31-Dec-22	-	$ -	1,591,488	$ 2,115,864	$ 474,777	$ (1,048,125)	$ 1,542,516
Shares issued for cash		-	-	3,710	$ 18,051.00		-	18,051
Shares issued for debt conversion		-	-	17,334	$ 52,002.00	-	-	52,002
Net income (loss)		-	-	-	-	-	(180,849)	(180,849)
	31-Dec-23	-	$ -	1,612,532	$ 2,185,917	$ 474,777	$ (1,228,974)	$ 1,413,669
Shares issued for cash		-	-				-	-
Shares issued for debt conversion		-	-			-	-	-
Net income (loss)		-	-	-	-	-	(10,730)	(10,730)
	31-Dec-24	-	$ -	1,612,532	$ 2,185,917	$ 474,777	$ (1,239,704)	$ 1,402,939

Cell: Q4
Comment: davidg:

     If totals are positive numbers, change to "Retained Earnings"

Cell: S4
Comment: davidg:

     If totals are positive, changed to "Stockholders' Equity"

Grand Teton Distillery

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking 6111	4,797.99
Checking 6244	71,334.27
Checking 6251	420.15
PayPal	2,794.51
Total Bank Accounts	**$79,346.92**
Accounts Receivable	
Accounts Receivable	150,065.95
Accounts Receivable (A/R) - GBP	0.00
Total Accounts Receivable	**$150,065.95**
Other Current Assets	
Current Inventory	
Inventory	0.00
Total Current Inventory	**0.00**
Inventory Asset	970,065.62
Payroll Refunds	0.00
Receivable from Adopt a Barrel	0.00
Tax Refund Receivable - ERC	0.00
Tax Refund Receivable - FFCRA	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$970,065.62**
Total Current Assets	**$1,199,478.49**
Fixed Assets	
Equipment Not in Service	156,028.50
Fixed Assets	
Accumulated Depreciation	-742,517.48
Buildings and Improvements	442,108.77
Construction in Progress	152,915.01
Planned 10k Sq Ft Expansion	609,297.60
Pole Barn Storage	0.00
Total Construction in Progress	**762,212.61**
Distillery and Other Equipment	534,895.13
Office Furniture and Equipment	36,525.84
Vehicles and Trailers	35,623.33
Total Fixed Assets	**1,068,848.20**
Total Fixed Assets	**$1,224,876.70**

Grand Teton Distillery

Balance Sheet
As of December 31, 2024

	TOTAL
Other Assets	
Deposits	0.00
Land	690,000.00
Long - Term Inventory	0.00
Tax Refund Receivable	0.00
Total Other Assets	**$690,000.00**
TOTAL ASSETS	**$3,114,355.19**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	15,545.79
Total Accounts Payable	**$15,545.79**
Credit Cards	
KeyBank Credit Card x5799	11,624.42
Total Credit Cards	**$11,624.42**
Other Current Liabilities	
Direct Deposit Liability	0.00
Key Bank LOC	75,000.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities	-98.97
Child Support	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
ID Income Tax	0.00
ID Unemployment Tax	0.00
Wage Levy	0.00
WY Unemployment Tax	0.00
WY Workers Compensation	0.00
Total Payroll Liabilities	**-98.97**
Payroll Taxes Payable	0.00
Repayment	
Payroll Advance Repayment	0.00
Total Repayment	**0.00**
Sales Tax Payable	0.00
Square Tips	0.00
Total Other Current Liabilities	**$74,901.03**
Total Current Liabilities	**$102,071.24**

Grand Teton Distillery

Balance Sheet

As of December 31, 2024

	TOTAL
Long-Term Liabilities	
Adopt A Barrel - Whiskey Pre-Sales	238,030.75
Bank of Idaho Land Loan	628,012.38
Loans from Shareholders	17,759.12
N/P - Beckett (2013-2020 Back Rent)	86,242.00
SBA Loan	540,857.90
SBA PPP Loan	0.00
Total Long-Term Liabilities	**$1,510,902.15**
Total Liabilities	**$1,612,973.39**
Equity	
Additional Paid-in Capital	514,297.77
Capital Stock	2,109,636.18
Opening Balance Equity	0.00
Retained Earnings	-1,111,822.43
Net Income	-10,729.72
Total Equity	**$1,501,381.80**
TOTAL LIABILITIES AND EQUITY	**$3,114,355.19**

Grand Teton Distillery

Profit and Loss

January - December 2024

	TOTAL
Income	
PayPal Sales	36,284.49
Revenue	
Discounts	-9,200.00
Equipment Sales	59,200.00
Sales	595,996.79
Total Revenue	**645,996.79**
Sales of Product Income	131,641.14
Shipping Income	445.53
Total Income	**$814,367.95**
Cost of Goods Sold	
Cost Of Goods Sold	
Commissions	26,609.50
Distribution Services	4,150.46
Federal Excise Tax	15,059.87
Freight & Delivery	43,392.98
Ingredients	44,909.73
Other Costs	0.00
Packaging and Supplies	66,999.40
Total Cost Of Goods Sold	**201,121.94**
Retail Product	994.18
Other	14,426.21
Spirits	104,695.45
Total Retail Product	**120,115.84**
Shipping/Bottling Supplies	371.13
Total Cost of Goods Sold	**$321,608.91**
GROSS PROFIT	**$492,759.04**
Expenses	
Advertising	8,439.68
Auto Expense	1,623.99
Charitable Contributions	793.00
Computer and Internet Expense	5,932.71
Customs	675.00
Dues & Subscriptions	257.30
Insurance	22,411.00
Interest Expense	86,080.59
Legal & Professional Fees	15,667.94
Meals and Entertainment	1,398.86
Merchant and Bank Charges	4,234.61
Office Expenses	2,888.07
Office/General Administrative Expenses	340.63

Grand Teton Distillery

Profit and Loss

January - December 2024

	TOTAL
PayPal Fees	1,415.40
Payroll Expenses	
Taxes	22,154.69
Wages	274,171.74
Total Payroll Expenses	**296,326.43**
Printing and Reproduction	1,621.11
Promotional	12,047.34
QuickBooks Payments Fees	141.55
Rent Expense	120.00
Repair & Maintenance	7,978.56
Small Tools and Equipment	1,687.10
Supplies	83.04
Taxes, Licenses and Fees	6,328.17
Telephone and Utilities	25,882.28
Total Expenses	**$504,374.36**
NET OPERATING INCOME	**$ -11,615.32**
Other Income	
Other Miscellaneous Income	885.60
Total Other Income	**$885.60**
Other Expenses	
Unrealized Gain or Loss	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$885.60**
NET INCOME	**$ -10,729.72**

Grand Teton Distillery

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking 6111	1,625.11
Checking 6244	49,674.77
Checking 6251	869.70
PayPal	-485.11
Total Bank Accounts	**$51,684.47**
Accounts Receivable	
Accounts Receivable	172,977.03
Accounts Receivable (A/R) - GBP	0.00
Total Accounts Receivable	**$172,977.03**
Other Current Assets	
Current Inventory	
Inventory	0.00
Total Current Inventory	**0.00**
Inventory Asset	960,227.59
Payroll Refunds	0.00
Receivable from Adopt a Barrel	0.00
Tax Refund Receivable - ERC	0.00
Tax Refund Receivable - FFCRA	0.00
Undeposited Funds	18,025.73
Total Other Current Assets	**$978,253.32**
Total Current Assets	**$1,202,914.82**
Fixed Assets	
Equipment Not in Service	156,028.50
Fixed Assets	
Accumulated Depreciation	-719,028.11
Buildings and Improvements	442,108.77
Construction in Progress	141,966.18
Planned 10k Sq Ft Expansion	580,804.10
Pole Barn Storage	0.00
Total Construction in Progress	**722,770.28**
Distillery and Other Equipment	534,244.29
Office Furniture and Equipment	28,859.90
Vehicles and Trailers	35,623.33
Total Fixed Assets	**1,044,578.46**
Total Fixed Assets	**$1,200,606.96**

Grand Teton Distillery

Balance Sheet

As of December 31, 2023

	TOTAL
Other Assets	
Deposits	0.00
Land	690,000.00
Long - Term Inventory	0.00
Tax Refund Receivable	0.00
Total Other Assets	**$690,000.00**
TOTAL ASSETS	**$3,093,521.78**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	35,474.69
Total Accounts Payable	**$35,474.69**
Credit Cards	
KeyBank Credit Card x5799	369.15
Total Credit Cards	**$369.15**
Other Current Liabilities	
Direct Deposit Liability	0.00
Key Bank LOC	74,647.33
Out Of Scope Agency Payable	0.00
Payroll Liabilities	-6,789.12
Child Support	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
ID Income Tax	0.00
ID Unemployment Tax	0.00
Wage Levy	0.00
WY Unemployment Tax	0.00
WY Workers Compensation	0.00
Total Payroll Liabilities	**-6,789.12**
Payroll Taxes Payable	0.00
Repayment	
Payroll Advance Repayment	0.00
Total Repayment	**0.00**
Sales Tax Payable	0.00
Square Tips	0.00
Total Other Current Liabilities	**$67,858.21**
Total Current Liabilities	**$103,702.05**

Grand Teton Distillery

Balance Sheet

As of December 31, 2023

	TOTAL
Long-Term Liabilities	
Adopt A Barrel - Whiskey Pre-Sales	195,993.69
Bank of Idaho Land Loan	652,579.55
Loans from Shareholders	17,508.75
N/P - Beckett (2013-2020 Back Rent)	86,242.00
SBA Loan	511,404.11
SBA PPP Loan	0.00
Total Long-Term Liabilities	**$1,463,728.10**
Total Liabilities	**$1,567,430.15**
Equity	
Additional Paid-in Capital	514,297.77
Capital Stock	2,109,636.18
Opening Balance Equity	0.00
Retained Earnings	-916,993.02
Net Income	-180,849.30
Total Equity	**$1,526,091.63**
TOTAL LIABILITIES AND EQUITY	**$3,093,521.78**

Grand Teton Distillery

Profit and Loss
January - December 2023

	TOTAL
Income	
PayPal Sales	30,894.14
Revenue	
Refunds-Allowances	24.00
Sales	758,778.23
Total Revenue	**758,802.23**
Sales of Product Income	184,280.88
Shipping Income	245.03
Total Income	**$974,222.28**
Cost of Goods Sold	
Cost Of Goods Sold	
Commissions	53,773.94
Distribution Services	2,190.43
Federal Excise Tax	18,722.85
Freight & Delivery	58,980.29
Ingredients	136,317.71
Packaging and Supplies	126,398.09
Total Cost Of Goods Sold	**396,383.31**
Gift Shop - Driggs	2,343.79
Inventory Shrinkage	444.34
Retail Product	1,898.39
Other	20,979.83
Spirits	132,086.91
Total Retail Product	**154,965.13**
Shipping/Bottling Supplies	193.02
Total Cost of Goods Sold	**$554,329.59**
GROSS PROFIT	**$419,892.69**
Expenses	
Advertising	20,829.50
Auto Expense	3,066.77
Charitable Contributions	875.00
Computer and Internet Expense	7,726.78
Customs	24,500.06
Dues & Subscriptions	1,313.81
Insurance	33,635.21
Interest Expense	42,333.72
Legal & Professional Fees	11,918.83
Meals and Entertainment	198.68
Melio Service Fees	141.96
Merchant and Bank Charges	15,043.33
Office Expenses	2,437.38

Grand Teton Distillery

Profit and Loss

January - December 2023

	TOTAL
Office/General Administrative Expenses	2,282.20
Other General and Admin Expenses	304.55
PayPal Fees	1,203.33
Payroll Expenses	3,041.90
Taxes	26,059.26
Wages	322,913.36
Total Payroll Expenses	**352,014.52**
Printing and Reproduction	956.39
Promotional	24,869.99
QuickBooks Payments Fees	293.38
Rent Expense	3,514.00
Repair & Maintenance	7,201.14
Small Tools and Equipment	1,869.22
Taxes, Licenses and Fees	6,528.84
Telephone and Utilities	28,742.20
Travel	9,156.78
Travel Meals	1,866.66
Uncategorized Expense	650.51
Total Expenses	**$605,474.74**
NET OPERATING INCOME	**$ -185,582.05**
Other Income	
Other Income	2,900.29
Other Miscellaneous Income	1,181.95
Total Other Income	**$4,082.24**
Other Expenses	
Unrealized Gain or Loss	0.00
Other Miscellaneous Expense	-650.51
Total Other Expenses	**$ -650.51**
NET OTHER INCOME	**$4,732.75**
NET INCOME	**$ -180,849.30**

NOTE 1 – NATURE OF OPERATIONS

Grand Teton Vodka, Inc. was formed on September 21, 2011("Inception") in the State of Idaho. The financial statements of Grand Teton Vodka, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Driggs, Idaho.

- Grand Teton Distillery is a craft distillery that has brought more than 12 products to market and several sizes of the different products. The hallmark product is Grand Teton Potato Vodka, which has won the highest awards in the spirits industry consistently for 8 years. The company also has Huckleberry and Cherry vodkas, and Born & Bred Vodka, which we made for the actor/owner Channing Tatum and has won a Gold Medal. All medals and the years won are listed below.

  We also have two bourbons and two whiskeys to market. Colter's Run Straight Bourbon won the 2015 Double Gold in the WSWA competition, and Catamount Straight Bourbon got 92 points from Wine Enthusiast Magazine in 2018. In October 2020, we released our first "grain to glass" Malt Whiskey, which is aged a minimum of 4 years in award-winning Colter's Run bourbon barrels and then finished in Jackson Hole Winery red wine barrels.

  Although primarily a regional company with 50% of sales in the Northwest, the product has been sold in 23 states, Ontario, Canada, and the United Kingdom. The company, through its western heritage and family ownership, along with its partnership with actor/owner Channing Tatum, has an approachable inclusive narrative and a pledge to continue to make the highest quality spirits at reasonable prices.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of manufactured spirits when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Idaho state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Creditor: Bank of Idaho
Amount Owed: $628,012.38
Interest Rate: 5.26%
Maturity Date: March 15, 2037
This was to purchase land from William and Linda Beckett. The Company now owns the land the distillery sits on. This was deemed necessary by the Board for future acquisition goals of the Company and the rate was favorable and before all the rate hikes.

Creditor: SBA EDIL
Amount Owed: $540,857.90
Interest Rate: 3.7%
Maturity Date: February, 2052
This was a disaster relief loan SBA offered. The company took it, as it had a favorable rate, before all the rate hikes, and will allow us to complete our expansion.

Creditor: Linda (Lea) Beckett
Amount Owed: $86,242.00
Interest Rate: 0.0%
This is for past debt on the land lease that was never paid out by the company to the owners of the land at the time, Linda and William Beckett. There was a land lease for the property on which the Distillery plant and all its assets sits. The Distillery occupies only a small percentage of the 3.5 total acres of the site which is approximately 30% of the total site. William and Linda Beckett, the founders of the Company sold the land to the Company in 2022. The land lease was immortalized in a written land lease for 15 years at $2,100 per month. The lease terms designate that rental was forgiven for the first 24 months of the contract. Land lease has not been paid for the full term of the lease when funds were not freely available and are carried forward as owing. The company only started paying the $2100 per month in 2020.

Creditor: Linda (Lea) Beckett and William Beckett
Amount Owed: $17,759.12
Interest Rate: 0.0%
Loan from Shareholders for business operations.

Creditor: Adopt-a-Barrel Program
Amount Owed: $238,030.75
Interest Rate: 7-10%
This is for the company's Adopt-a-Barrel Program. They will paid be out over a period 12-48 months.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

There is pending or threatening litigation against the Company from the builder on the Company's expanse over a dispute of contracted terms.

NOTE 5 – STOCKHOLDERS' EQUITY

Class A Common Stock

The amount of security authorized is 6,000,000 with a total of 2,968,270 outstanding.

Voting Rights
1 vote per share

Material Rights
The total amount outstanding includes 331,000 of shares to be issued pursuant to stock options issued.

The total amount outstanding includes 1,883,000 of shares to be issued pursuant to stock options, reserved but unissued.

Class B Common Stock

The amount of security authorized is 2,500,000 with a total of 892,955 outstanding.

Voting Rights

10 votes per share

Material Rights

The total amount outstanding includes 308,000 of shares to be issued pursuant to stock options issued.

Same equity and dividend participation as Class A Common Stock. However, these shares can only be issued to Founders and inherited by their direct descendants.

Class C Common Stock

The amount of security authorized is 1,000,000 with a total of 142,634 outstanding.

Voting Rights

1 vote per share

Material Rights

Class C shareholders are entitled to receive a right of first refusal. They have a warrant to purchase additional shares up to $500,000 at a price, which is non-dilutional. They also have a "tag-along" right to sell If Lea or William Beckett sell their shares.

Class N Common Stock

The amount of security authorized is 500,000 with a total of 68,018 outstanding.

Voting Rights

There are no voting rights associated with Class N Common Stock.

Material Rights

Same rights as Class A, Class B, and Class C regarding dividends, distribution and equity.

NOTE 6 – RELATED PARTY TRANSACTIONS

Name of Entity: Lea Beckett
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Lea Beckett has provided working capital and inventory loans to the company over several years. The total amount has been variable.
Material Terms: The loans are recorded in multiple short term notes , in amounts of 10 to 30 thousand dollars, payable with an interest rate of 5% and balloon at 10 years with variable maturities.

Name of Entity: Linda (Lea) Beckett
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: There is a land lease for the property on which the Distillery plant and all its assets sits. The Distillery occupies only a small percentage of the 3.5 total acres of the site which is approximately 30% of the total site. William and Linda Beckett, the founders of the Company own 100% of the property, free and clear without mortgage.
Material Terms: The land lease is immortalized in a written land lease for 15 years at $2,100 per month. The lease terms designate that rental was forgiven for the first 24 months of the contract. Land lease has not been paid

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after January 1, 2024 through April 28, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Linda Beckett, the CEO of Grand Teton Vodka, Inc. dba Grand Teton Distillery, hereby certify that the financial statements of Grand Teton Distillery and notes thereto for the periods ending December 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Grand Teton Distillery has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 28, 2025

Linda Beckett
_____ (Signature)

CEO
_____ (Title)

4/28/2025
_____ (Date)

Grand Teton Distillery

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-178,992.62
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-21,105.76
Fixed Assets:Office Furniture and Equipment	-8,014.34
Accounts Payable	25,700.03
KeyBank Credit Card x5799	-1,618.28
Direct Deposit Liability	0.00
Key Bank LOC	75,000.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities	3,041.90
Sales Tax Payable	-240.29
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**72,763.26**
Net cash provided by operating activities	**$ -106,229.36**
INVESTING ACTIVITIES	
Fixed Assets:Construction in Progress	-135,116.93
Fixed Assets:Construction in Progress:Planned 10k Sq Ft Expansion	-202,419.92
Fixed Assets:Distillery and Other Equipment	-1,101.25
Net cash provided by investing activities	**$ -338,638.10**
FINANCING ACTIVITIES	
Adopt A Barrel - Whiskey Pre-Sales	66,684.99
Bank of Idaho Land Loan	-20,791.68
Loans from Shareholders	17,508.75
N/P - Beckett (2013-2020 Back Rent)	-27,344.09
Capital Stock	71,553.00
Net cash provided by financing activities	**$107,610.97**
NET CASH INCREASE FOR PERIOD	**$ -337,256.49**
Cash at beginning of period	420,908.24
CASH AT END OF PERIOD	**$83,651.75**

CERTIFICATION

I, Linda Beckett, Principal Executive Officer of Grand Teton Vodka, Inc., hereby certify that the financial statements of Grand Teton Vodka, Inc. included in this Report are true and complete in all material respects.

Linda Beckett

CEO